UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )*

Rubicon Technology, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

78112T 107

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.: 78112T 107

1	NAME OF REPORTING PERSON KB Partners Venture Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 1,338,087
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 1,338,087
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,338,087
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.53%
12	TYPE OF REPORTING PERSON PN

CUSIP No.: 78112T 107

1	NAME OF REPORTING PERSON KB Partners Affiliates Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 41,338
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 41,338
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,338
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.20%
12	TYPE OF REPORTING PERSON PN

SCHEDULE 13G

CUSIP No.: 78112T 107

Item 1.	(a)	Name of Issuer:

Rubicon Technology, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

9931 Franklin Avenue Franklin Park, Illinois 60131

Item 2.	(a)	Name of Person Filing:

	(b)	Address of Principal Business Office or, if none, Residence:

	(c)	Citizenship:

The names, principal business offices and citizenship of the persons filing this statement are:

KB Partners Venture Fund II, L.P. (“KB Venture”)

1101 Skokie Boulevard

Suite 260

Northbrook, Illinois 60062

Citizenship: Delaware

KB Partners Affiliates Fund II, L.P. (“KB Affiliates”)

1101 Skokie Boulevard

Suite 260

Northbrook, Illinois 60062

Citizenship: Delaware

	(d)	Title of Class of Securities:

Common Stock, par value $0.001 (“Common Stock”)

	(e)	CUSIP Number:

78112T 107

Item 3.	Not applicable.

Item 4.	Ownership.

(a) Amount beneficially owned:

As of December 31, 2007, KB Venture was the record holder of 1,318,165 shares of Common Stock and warrants to purchase 19,922 shares of Common Stock and KB Affiliates was the record holder of 40,710 shares of Common Stock and warrants to purchase 628 shares of Common Stock.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any shares of Common Stock owned by another Reporting Person.

(b) Percent of class:

Based on 20,474,324 shares issued and outstanding as of December 31, 2007, (i) KB Venture owns 6.53% of the outstanding shares of Common Stock, (ii) KB Affiliates owns 0.20% of the outstanding shares of Common Stock and (iii) collectively the Reporting Persons own 6.73% of the outstanding shares of Common Stock.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

See Cover Pages Items 5-9.

(ii) Shared power to vote or to direct the vote:

See Cover Pages Items 5-9.

(iii) Sole power to dispose or to direct the disposition of:

See Cover Pages Items 5-9.

(iv) Shared power to dispose or to direct the disposition of:

See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

The Reporting Persons are the sole members of the group and each has signed the Joint Filing Agreement attached as Exhibit A hereto.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2008	KB PARTNERS VENTURE FUND II, L.P.

/s/ Byron A. Denenberg
	Name:	Byron A. Denenberg
	Title:	Partner

KB PARTNERS AFFILIATES FUND II, L.P.

/s/ Byron A. Denenberg
	Name:	Byron A. Denenberg
	Title:	Partner

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13G dated February 14, 2008 with respect to shares of Common Stock of Rubicon Technology, Inc. and any further amendments thereto executed by each and any of the undersigned shall be filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. The undersigned acknowledge that each is individually eligible to use Schedule 13G to which this exhibit is attached and each is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning him or it contained therein, but none of them is responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: February 14, 2008	KB PARTNERS VENTURE FUND II, L.P.

/s/ Byron A. Denenberg
	Name:	Byron A. Denenberg
	Title:	Partner

KB PARTNERS AFFILIATES FUND II, L.P.

/s/ Byron A. Denenberg
	Name:	Byron A. Denenberg
	Title:	Partner